CUSIP No.	127531 101	Page 1 of 16 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CADISTA HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

127531 101

(CUSIP number)

Arun K. Sharma

c/o Jubilant Life Sciences (USA)

One Cross Roads Drive

Bedminster, New Jersey 07921

(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

With Copies to:

John. P. Reilly, Esq.

LeClairRyan

One Riverfront Plaza

1037 Raymond Boulevard, 16th Floor

Newark, New Jersey 07102

Telephone: (973) 491-3600

December 22, 2014

(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1-(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	127531 101	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Jubilant Pharma Holdings Inc. (f/k/a Jubilant Life Sciences Holdings Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,797,190*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,797,190*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,797,190*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100 *
14	TYPE OF REPORTING PERSON CO

  * All shares are held by Jubilant Pharma Holdings Inc. (“JPH”), which was formerly known as Jubilant Life Sciences Holdings Inc. JPH is owned by Jubilant Pharma Ltd. (“JPL”). JPL is a wholly-owned subsidiary of Jubilant Life Sciences Ltd. (“JLS”). Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. The shares include: 97,043,574 shares held by Jubilant Generics Inc. (“JGI”) prior its tender offer for all shares of Cadista Holdings Inc. (“Cadista”); the 17,018,378 shares tendered pursuant to such tender offer that expired at 5:00 pm on December 19, 2014; and the shares issued pursuant to the short-form merger of JGI into Cadista, effectuated on December 22, 2014, as contemplated by the tender offer documents.

CUSIP No.	127531 101	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Jubilant Pharma Ltd. (f/k/a Jubilant Pharma Pte. Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,797,190*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,797,190*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,797,190*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100 *
14	TYPE OF REPORTING PERSON CO

*   All shares are held by Jubilant Pharma Holdings Inc. (“JPH”), which was formerly known as Jubilant Life Sciences Holdings Inc. JPH is owned by Jubilant Pharma Ltd. (“JPL”). JPL is a wholly-owned subsidiary of Jubilant Life Sciences Ltd. (“JLS”). Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. The shares include: 97,043,574 shares held by Jubilant Generics Inc. (“JGI”) prior its tender offer for all shares of Cadista Holdings Inc. (“Cadista”); the 17,018,378 shares tendered pursuant to such tender offer that expired at 5:00 pm on December 19, 2014; and the shares issued pursuant to the short-form merger of JGI into Cadista, effectuated on December 22, 2014, as contemplated by the tender offer documents.

CUSIP No.	127531 101	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Jubilant Life Sciences Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,797,190*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 117,797,190*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,797,190*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% *
12	TYPE OF REPORTING PERSON CO

*   All shares are held by Jubilant Pharma Holdings Inc. (“JPH”), which was formerly known as Jubilant Life Sciences Holdings Inc. JPH is owned by Jubilant Pharma Ltd. (“JPL”). JPL is a wholly-owned subsidiary of Jubilant Life Sciences Ltd. (“JLS”). Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. The shares include: 97,043,574 shares held by Jubilant Generics Inc. (“JGI”) prior its tender offer for all shares of Cadista Holdings Inc. (“Cadista”); the 17,018,378 shares tendered pursuant to such tender offer that expired at 5:00 pm on December 19, 2014; and the shares issued pursuant to the short-form merger of JGI into Cadista, effectuated on December 22, 2014, as contemplated by the tender offer documents.

CUSIP No.	127531 101	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Shyam S. Bhartia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,797,190*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,797,190*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,797,190*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% **
14	TYPE OF REPORTING PERSON IN

* All shares are held by Jubilant Pharma Holdings Inc. (“JPH”), which was formerly known as Jubilant Life Sciences Holdings Inc. JPH is owned by Jubilant Pharma Ltd. (“JPL”). JPL is a wholly-owned subsidiary of Jubilant Life Sciences Ltd. (“JLS”). Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. The shares include: 97,043,574 shares held by Jubilant Generics Inc. (“JGI”) prior its tender offer for all shares of Cadista Holdings Inc. (“Cadista”); the 17,018,378 shares tendered pursuant to such tender offer that expired at 5:00 pm on December 19, 2014; and the shares issued pursuant to the short-form merger of JGI into Cadista, effectuated on December 22, 2014, as contemplated by the tender offer documents.

CUSIP No.	127531 101	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Hari S. Bhartia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,797,190*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,797,190*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,797,190*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100 *
14	TYPE OF REPORTING PERSON IN

* All shares are held by Jubilant Pharma Holdings Inc. (“JPH”), which was formerly known as Jubilant Life Sciences Holdings Inc. JPH is owned by Jubilant Pharma Ltd. (“JPL”). JPL is a wholly-owned subsidiary of Jubilant Life Sciences Ltd. (“JLS”). Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. The shares include: 97,043,574 shares held by Jubilant Generics Inc. (“JGI”) prior its tender offer for all shares of Cadista Holdings Inc. (“Cadista”); the 17,018,378 shares tendered pursuant to such tender offer that expired at 5:00 pm on December 19, 2014; and the shares issued pursuant to the short-form merger of JGI into Cadista, effectuated on December 22, 2014, as contemplated by the tender offer documents.

CUSIP No.	127531 101	Page 7 of 16 Pages

The “Reporting Persons” (as defined below) and Jubilant Generics Inc., f/k/a Generic Pharmaceuticals Holdings Inc. (“JGI”), previously reported the beneficial ownership of 97,043,574 shares of common stock of Cadista Holdings Inc. (“Cadista”) pursuant to a Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2012 (the “Schedule 13G”) in accordance with Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). 17,018,378 additional shares were acquired pursuant to a tender offer, commenced on November 13, 2014 (the “Tender Offer”) for all issued and outstanding shares (“Shares”) of Cadista not already owned by JGI and its affiliates, upon and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2014, as amended and supplemented (as amended and supplemented, the “Offer to Purchase”), which was annexed to and filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO by JGI and “JPH,” “JPL,” “JLS” (as such terms are defined below) with the SEC on November 13, 2014. The Tender Offer expired at 5:00 p.m. on December 19, 2014, and on December 22, 2014, as contemplated by the Offer to Purchase, JGI effectuated a short-form merger (the “Merger”), pursuant to which JGI was merged with and into Cadista, and Cadista became a wholly-owned subsidiary of JPH. The shares beneficially owned by the Reporting Persons and the Reporting Persons’ percentage ownership of Cadista’s outstanding shares reflects the share ownership of Cadista after the effectiveness of the Merger.

Item 1. Security and Issuer

The name of the issuer is Cadista Holdings Inc., a corporation organized under the laws of Delaware (“Cadista”), which has its principal executive offices at 207 Kiley Drive, Salisbury, Maryland 21801.

The class of equity securities to which this statement relates is common stock (the “Common Stock”), par value $0.001 per share, of Cadista.

Item 2. Identity and Background

This Schedule 13D is being filed by: Jubilant Pharma Holdings Inc., formerly known as Jubilant Life Sciences Holdings Inc., a Delaware corporation (“JPH”); Jubilant Pharma Ltd., a corporation organized under the laws of Singapore formerly known as Jubilant Pharma Pte, Ltd. (“JPL”); Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLS”); Shyam S. Bhartia, a citizen of India; and Hari S. Bhartia, a citizen of India (collectively, JPH, JPL, JLS, Shyam S. Bhartia and Hari S. Bhartia are referred to as the “Reporting Persons”).

The principal office address of JPH is c/o Jubilant Life Sciences (USA), Once Crossroads Drive, Bedminster, New Jersey 07921. The principal address of JPL is 80 Raffles Place, UOB Plaza 1, #26-01 Singapore 048624. The principal office address of JLS as well as the business address of each of Messrs. Shyam S. Bhartia and Hari S. Bhartia is 1-A, Sector 16A, Noida, 201,301, Uttar Pradesh, India.

JPH, a Delaware corporation, has no operations and is a holding company for certain of JLS’ United States-based businesses. JPL owns 82% of the equity interests of JPH with the remaining 18% owned by Jubilant Generics Ltd., a wholly-owned subsidiary of JPL.

JPL is a corporation organized under the law of Singapore. JPL has no operations and is a holding company for certain of JLS’ businesses.

JLS is a corporation organized under the laws of India. JLS is an integrated pharmaceutical group offering a range of products and services to the global pharmaceuticals and life sciences industry. JPL is a wholly-owned subsidiary of JLS.

Shyam S. Bhartia is the Chairman and Managing Director of JLS. Hari S. Bhartia is the brother of Shyam S. Bhartia and is Co-chairman and Managing Director of JLS. Shyam S. Bhartia and Hari S. Bhartia, together with members of their immediate families and entities controlled by them, in the aggregate beneficially own 86,051,056 equity shares equal to approximately 54.02% of JLS’ outstanding equity shares.

JGI, was a Delaware corporation that was the purchaser in the Tender Offer and merged with and into Cadista pursuant to the Merger. JGI had no assets other than shares of Cadista common stock, and had conducted no operations other than acting as purchaser pursuant to the Tender Offer.

CUSIP No.	127531 101	Page 8 of 16 Pages

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Reporting Persons and JGI (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Annex A and is incorporated by reference herein.

During the past five years, none of the Reporting Persons, JGI, or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, a federal or state securities law or finding any violation with respect to such law.

Item 3. Source and Amount of Funds or Other Consideration.

The total funds required to purchase all Shares not owned by JGI or its affiliates pursuant to the Tender Offer and the Merger, was approximately $33.2 million. As described in the Offer to Purchase, such funds were provided pursuant to a Credit Agreement, dated as of November 12, 2014 (the “Credit Agreement”), with ICICI Bank Limited, New York Branch (“ICICI Bank”), pursuant to which ICICI Bank committed, pursuant to the terms of the Credit Agreement, to fund a loan of up to $35.0 million. The proceeds of the loan under the Credit Agreement could be used solely for the purpose of funding the purchase of Shares pursuant to the Offer and the Merger and related transaction fees and expenses.

The loan under the Credit Agreement was funded on December 22, 2014 and has a three year term (with the principal repayable in ten equal quarterly installments, commencing on the nine month anniversary of the funding of the loan), bears interest at a floating rate equal to the three month LIBOR rate plus four percent (4%) per annum, and, upon funding, was guaranteed by Cadista’s wholly-owned subsidiary, Jubilant Cadista Pharmaceuticals, Inc. (“Cadista Pharmaceuticals”). In addition, upon funding, the loan was secured by a perfected first priority security interest in Cadista Pharmaceuticals’ personal property and real property. Cadista became the primary obligor on such loan, upon ICICI Bank’s funding of the loan and the consummation of the Merger. The Credit Agreement and the related documents contain various covenants and financial covenants that are applicable to Cadista after the closing of the Offer and the Merger.

Item 4. Purpose of Transaction.

JGI has accepted for payment and paid for all Cadista Shares validly tendered and not withdrawn in response to the Tender Offer. The Tender Offer expired at 5:00 P.M. on December 19, 2014.

On December 22, 2014, as contemplated by the Offer to Purchase, JGI caused the Merger, pursuant to Section 253 of the General Corporation Law of the State of Delaware (“DGCL”), pursuant to which JGI merged with and into Cadista, with Cadista continuing as the surviving corporation. As a result of the Merger, all Shares held by stockholders of Cadista, other than Shares held JLS and its subsidiaries, were cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $1.60 per Share in cash, without interest and subject to any applicable withholding taxes. As a result of the Merger, Cadista is now a wholly-owned subsidiary of JPH. On December 23, 2014, JGI filed a Form 15 with the SEC to terminate the registration of Cadista’s Shares under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a)          JLS beneficially owns 117,797,190 shares of Common Stock, constituting 100% of all of Cadista’s outstanding shares of Common Stock. All of such shares are owned directly by JPH. JPH is a subsidiary of JPL. Accordingly, JPL also may be deemed to beneficially own such 117,797,190 shares.

Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own such 117,797,190 shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

Other than as described herein, no shares of Common Stock are beneficially owned by any of the Listed Persons.

CUSIP No.	127531 101	Page 9 of 16 Pages

(b)          Number of shares as to which such person has:

	JLS		JPH		JPL		Shyam S. Bhartia		Hari S. Bhartia
Sole power to vote or to direct the vote

Shared power to vote or to direct the vote	117,797,190	(1)	117,797,190	(1)	117,797,190	(1)	117,797,190	(1)(2)	117,797,190	(1)(2)

Sole power to dispose or to direct disposition of

Shared power to dispose or to direct disposition	117,797,190	(1)	117,797,190	(1)	117,797,190	(1)	117,797,190	(1)(2)	117,797,190	(1)(2)

(1)	Includes: 97,043,574 Shares of Cadista Common Stock owned directly by JGI prior to the completion of the Tender Offer; 17,018,378 Shares of Common Stock tendered pursuant ot the Tender Offer, which Tender Offer expired at 5:00 P.M., New York City time, on December 19, 2014; and gives effect to the Merger of JGI with and into Cadista after the expiration of the Tender Offer as contemplated by the Offer to Purchase. All shares of Common Stock, prior to the Merger were directly owned by JGI, a wholly-owned subsidiary of JLH. As a result of the Merger, all Shares are currently directly owned by JPH. JPH is owned by JLS’s wholly-owned subsidiary JPL. Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of equity shares of JLS, and accordingly, may be deemed to indirectly own the respective shares.

(2)	Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(c)          None of the Reporting Persons, nor to their knowledge any of the Listed Persons, have effected any transactions in the shares of Common Stock during the sixty day period prior to the date hereof, except for the Tender Offer and the Merger effectuated by certain of the Reporting Persons as described herein.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons is a party to any contract arrangements, understanding or relationship among themselves or with any other person with respect to securities of Cadista.

Item 7. Material to be Field as Exhibits.

Exhibit A	Credit agreement, dated as of November 12, 2014, between Jubilant Generics Inc. and ICICI Bank Limited, New York Branch, incorporated by reference to Exhibit (b) of the Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed, under cover of Schedule TO with the Securities and Exchange Commission on November 13, 2014, by Jubilant Generics Inc relating to the offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Cadista Holdings, Inc., a Delaware corporation (“Cadista”),

Exhibit B	Joint Filing Agreement dated as of December 29, 2014.

CUSIP No.	127531 101	Page 10 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2014	JUBILANT PHARMA HOLDINGS, INC.

	By:	/s/ Haris S. Bhartia
Name: Hari S. Bhartia
Title: Director

Date: December 29, 2014	JUBILANT LIFE SCIENCES LTD. .

	By:	/s/ Shyam S. Bhartia
Name: Shyam S. Bhartia
Title: Chairman & Managing Director

Date: December 29, 2014	JUBILANT PHARMA LTD.

	By:	/s/ R. Sankaraiah
Name: R. Sankaraiah
Title: Director

Date: December 29, 2014		/s/ Shyam S. Bhartia
Shyam S. Bhartia

Date: December 29, 2014		/s/ Hari S. Bhartia
Hari S. Bhartia

CUSIP No.	127531 101	Page 11 of 16 Pages

ANNEX A

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE

OFFICERS OF JUBILANT LIFE SCIENCES AND THE PURCHASER GROUP

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of JLS, JGI, JPL and JPH are set forth below. The business address of each person is c/o Jubilant Life Sciences Ltd., 1-A, Sector 16-A, Institutional Area, Noida UP, India 20301, unless otherwise indicated. Directors are identified by an asterisk. Unless otherwise indicated, all directors and officers below are citizens of India.

JLS
Name	Current Principal Occupation or Employment and Five-Year Employment History

Shyam S. Bhartia*

Mr. Bhartia, together with his brother (below), is the Promoter of JLS and currently serves as its Chairman & Managing Director and has served in such capacity since 1999. In addition, Mr. Bhartia is the Chairman of Jubilant FoodWorks Limited, a food service company that operates a chain of Domino’s Pizza stores in India, and whose securities trade on the BSE Limited and the National Stock Exchange of India Limited (and whose principal stockholders are Mr. Shyam S. Bhartia, his brother Mr. Hari S. Bhartia, and members of their immediate families and entities controlled by them). Mr. Shyam S. Bhartia has also been a director of JPL since May 2005. Mr. Bhartia also serves on the Board of several Public, Private and Foreign companies like Chambal Fertilizers and Chemicals Ltd, Putney Inc., CFCL Technologies Limited (Cayman Islands), Tower Promoters Pvt Ltd., BT Telecom India Pvt Ltd., American Orient Capital Partners India Pvt Ltd, Safe Food Corporation, etc.

Hari S. Bhartia*	Mr. Bhartia, together with his brother (above), is the Promoter of JLS and currently serves as its Co-Chairman & Managing Director and has served in such capacity since 1999. Mr. Bhartia has also been a director of JPL and JPH, since March, 2014. In addition, Mr. Bhartia serves on the board of several public and private companies like TV 18 Broadcast Ltd., Shriram Pistons & Rings Ltd., Export Credit Guarantee Corporation of India Ltd., BT Telecom India Pvt. Ltd., etc.

Shyamsundar Bang*	Mr. Bang has been serving as an Executive Director for Manufacturing & Supply Chain on the Board of Directors of Jubilant Life Sciences since 1998. In addition, he is a Managing Director of Jubilant Infrastructure Limited, and serves on the Board of Jubilant Generics Limited, Jubilant Chemsys Limited, PHD Chamber of Commerce and Industry and UC Gas Engineering Limited.

CUSIP No.	127531 101	Page 12 of 16 Pages

JLS
Name	Current Principal Occupation or Employment and Five-Year Employment History

Sudha Pillai*	Ms. Pillai has been a board member of JLS since September 2013. Ms. Pillai has been a Director of International Travel House Limited since March 2014 and of Fullerton India Credit Company Ltd since August 2014. Prior to that, Ms. Pillai was employed by the Indian Administrative Service since 1972, being promoted to Secretary to the Government of India in 2005 and serving as Secretary of both the Ministry of Labour & Employment and the Planning Commission of the Government of India before being elevated as Member Secretary.

Shardul S. Shroff*

Mr. Shroff has been a board member of JLS since March 2010. Mr. Shroff has been the Managing Partner of the law firm Amarchand & Mangaldas & Suresh A. Shroff & Co. since May 1995, and holds directorships in various companies including IDFC Limited (formerly Infrastructure Development Finance Company Limited); Ashok Leyland Limited; Jindal Power Limited; Hindustan Media Ventures Limited; Visa Power Limited. IDFC Limited, Ashok Leyland Limited and Hindustan Media Ventures Limited are listed on BSE Limited and National stock Exchange of India Limited.

S. Sridhar*

Mr. Sridhar has been a board member of JLS since June 2013. From March 2009 until May 2011, Mr. Sridhar was Chairman and Managing Director of Central Bank of India. Since June 2011 he has been a self-employed consultant to financial services companies. Mr. Sridhar also serves on the Board of Directors of various companies including Strides Arcolab Limited; Binani Cement Limited; Binani Industries Limited; DCB Bank Limited; Frontier Leasing & Finance Limited; India Infoline Housing Finance Limited. Strides Arcolab Limited, DCB Bank Limited, Binani Industries Limited are listed on BSE Limited and National stock Exchange of India Limited. Frontier Leasing & Finance Limited is listed on BSE Limited.

Dr. Ashok Misra*	Dr. Ashok Misra has been recently appointed in September 2014 on the Board of JLS. Dr. Ashok Misra is Chairman-India, Intellectual Ventures. He is on the Board of Governors of the Indian Institute of Technology, Delhi and Member of the IIT Council. He is also member of Advisory Board and Investment Committee of Aditya Birla Private Equity. Dr. Misra is also on the Board of Reliance Industries Limited since April 2005.

CUSIP No.	127531 101	Page 13 of 16 Pages

JLS
Name	Current Principal Occupation or Employment and Five-Year Employment History

R. Sankaraiah	Mr. Sankaraiah is currently the Executive Director - Finance of JLS, a position he has held since July 2004, and has been otherwise associated with JLS since 2002. Mr. Sankaraiah also serves as a member of the Board of Directors of direct and indirect subsidiaries of JLS, including Cadista Holdings Inc. and Jubilant Cadista Pharmaceuticals Inc., consistently since July 2013, JPL since October 2014, and Jubilant Generics Limited since November 2013. Mr. Sankaraiah also served as a director of JGI from July 2010 until the effective date of the Merger of JGI with and into Cadista.

Lalit Jain	Mr. Jain is currently Senior Vice President and Company Secretary of JLS, a position he has held since July 2009.

JGI

Name	Current Principal Occupation or Employment and Five-Year Employment History

R. Sankaraiah*	See information above.

Paresh Gupta*	Mr. Gupta has been President and Secretary of JPH, since September 2014. Mr. Gupta was President, Secretary and Treasurer of JGI from September 2014 until the effective date of the Merger of JGI with and into Cadista. Mr. Gupta has also been a Director of JPH since September 2014 and was a director of JGI from September 2014 until the effective date of the Merger of JGI with and into Cadista. Mr. Gupta is the Vice President and Chief Financial Officer of Drug Discovery & Development segment of JPL, a position he has held since September 2011. Prior to this, Mr. Gupta was Director-Finance with Fisher Bio Pharma Services (India) Pvt. Ltd. (a 100% Subsidiary of Thermo Fisher Scientific Inc.).

Arun K. Sharma*	Mr. Sharma was a director of JGI from May 2014 until the effective date of the Merger of JGI with and into Cadista. Mr. Sharma is Senior Vice President-Group Finance of JLS, a position he has held for the past five years. In addition, he is on the Board of various subsidiaries of JLS.

JPH

Name	Current Principal Occupation or Employment and Five-Year Employment History

Hari S. Bhartia*	See information above.
Paresh Gupta*	See Information above.

CUSIP No.	127531 101	Page 14 of 16 Pages

JPL

Name	Current Principal Occupation or Employment and Five-Year Employment History

Shyam S. Bhartia*	See information above.

Hari S. Bhartia*	See information above.

R. Sankaraiah*	See information above.

Shanker Iyer*

Mr. Iyer has been on the Board of Directors of JPL since January 2013. Mr Iyer was a partner in an accounting firm in the United Kingdom for over 10 years. He is the Founder & Chairman of Iyer Practice, Singapore, an advisory practice firm offering a wide range of specialist services for inbound businesses in the Asian market. Mr. Iyer is on the Board of various companies. Mr. Iyer is a British citizen, and his business address is c/o Jubilant Pharma Ltd., 80 Raffles Place, UOB Plaza 1, #26-01, Singapore 048624.

Inder Mohan Verma*	Dr. Verma has been a Director of JPL since October 2014. Earlier, Dr. Verma was a Director on the Board of Jubilant Life Sciences from January 2010 until September 2014. Dr. Verma is also a Director on the Board of Jubilant Biosys Limited since January 2002. Dr. Verma is a Scientist, and joined the faculty of Salk Institute, California in 1974, where he currently holds American Cancer Society Professorship and the Irwin and Joan Jacobs Chair in Exemplary Science and is also the Director of the laboratory of genetics. Dr. Verma is a citizen of the United States of America. Dr. Verma’s business address is 10010 North Torrey Pines Road, La Jolla, California 92037

Suresh Kumar*	Mr. Kumar has been a Director of JPL since October 2014. Earlier, Mr. Kumar was a Director on the Board of JLS from July 2012 until September 2014. Mr. Kumar is a business consultant, and is Distinguished Visiting Professor of International Business at George Washington University. Mr. Kumar is a citizen of the United States of America. The business address of Mr. Kumar is 250 Bouvant Drive, Princeton, New Jersey 08540.

Cheng Lian Siang

Ms. Cheng Lian Siang has been a Secretary of JPL since May 2008. She is a citizen of Singapore and her business address is c/o Jubilant Pharma Ltd., 80 Raffles Place, UOB Plaza 1, #26-01, Singapore 048624.

CUSIP No.	127531 101	Page 15 of 16 Pages

Pathima Muneera Azmi	Ms. Pathima Muneera Azmi has been a Secretary of JPL since May 2008. She is a citizen of Sri Lanka and her business address is c/o Jubilant Pharma Ltd., 80 Raffles Place, UOB Plaza 1, #26-01, Singapore 048624.

CUSIP No.	127531 101	Page 16 of 16 Pages

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D and any amendments thereto with resect to the equity securities (as defined in Rule 13d-1(i)), of the issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D and any amendments thereto.

Date: December 29, 2014

JUBILANT PHARMA HOLDINGS, INC.

By:	/s/ Hari S. Bhartia
Name: Hari S. Bhartia
Title: Director

JUBILANT LIFE SCIENCES LTD .

By:	/s/ Shyam S. Bhartia
Name: Shyam S. Bhartia
Title: Chairman & Managing Director

JUBILANT PHARMA LTD.

By:	/s/ R. Sankaraiah
Name: R. Sankaraiah
Title: Director

/s/ Shyam S. Bhartia
Shyam S. Bhartia

/s/ Hari S. Bhartia
Hari S. Bhartia